Capital Research Brokerage Services, LLC
Statement of Income
For the Year Ended December 31, 2015

Revenues

Commissions income	$	256,751
Interest income		18,158
Net investment gains (losses)		(10,733)
Total revenues		264,176

Expenses

Occupancy and equipment rental	29,600
Taxes, other than income taxes	2,864
Administrative expenses - related parties	206,000
Other operating expenses	18,269
Total expenses	256,733
Net income (loss) before income tax provision	7,443
Income tax provision	1,700
Net income (loss)	$ 5,743

The accompanying notes are an integral part of these financial statements.